Exhibit 99.1

Risk Factors Relating to the Merger
Hortonworks stockholders will receive a fixed ratio of 1.305 shares of Cloudera common stock for each share of Hortonworks common stock regardless of any changes in market value of Hortonworks common stock or Cloudera common stock before the completion of the merger.
At the effective time of the merger, each share of Hortonworks common stock will be converted into the right to receive 1.305 shares of Cloudera common stock. There will be no adjustment to the exchange ratio (except for adjustments to reflect the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification or other like change with respect to Cloudera common stock or Hortonworks common stock), and the parties do not have a right to terminate the merger agreement based upon changes in the market price of either Cloudera common stock or Hortonworks common stock. Accordingly, the dollar value of Cloudera common stock that Hortonworks stockholders will receive upon completion of the merger will depend upon the market value of Cloudera common stock at the time of completion of the merger, which may be different from, and lower or higher than, the closing price of Cloudera common stock on the last full trading day preceding the public announcement on October 3, 2018, that Cloudera and Hortonworks entered into the merger agreement, the last full trading day prior to the date of this joint proxy statement/prospectus or the last full trading day prior to the date of the stockholder meetings. Moreover, completion of the merger may occur some time after the requisite stockholder approvals have been obtained. The market values of Cloudera common stock and Hortonworks common stock have varied since Cloudera and Hortonworks entered into the merger agreement and will continue to vary in the future due to changes in the business, operations or prospects of Cloudera and Hortonworks, market assessments of the merger, regulatory considerations, market and economic considerations, and other factors both within and beyond the control of Cloudera and Hortonworks.
The issuance of shares of Cloudera common stock to Hortonworks stockholders in the merger will substantially reduce the percentage interests of Cloudera stockholders.
If the merger is completed, Cloudera and Hortonworks expect that (i) approximately 110 million shares of Cloudera common stock would be issued to Hortonworks stockholders (including holders of shares subject to a repurchase option or obligation, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with Hortonworks) and (ii) upon exercise or settlement of assumed equity awards, up to approximately 59 million shares of Cloudera common stock will be issued to holders of assumed options and restricted stock units and performance stock units.
Cloudera stockholders are expected to own approximately 60% of the fully diluted shares of Cloudera common stock and former Hortonworks stockholders are expected to own approximately 40% of the fully diluted shares of Cloudera common stock following the completion of the merger based on each of Cloudera’s and Hortonworks’ fully diluted shares including equity awards (using the treasury method). The issuance of shares of Cloudera common stock to Hortonworks stockholders in the merger and the assumption by Cloudera of Hortonworks options and restricted stock units will cause a significant reduction in the relative percentage interest of current Cloudera stockholders in earnings, voting, liquidation value and book and market value.
Failure to successfully integrate the businesses of Cloudera and Hortonworks in the expected time-frame may adversely affect the combined company’s future results.
Cloudera and Hortonworks entered into the merger agreement with the expectation that the merger will result in various benefits, including certain cost savings and operational efficiencies or synergies. To realize these anticipated benefits, the businesses of Cloudera and Hortonworks must be successfully integrated. Historically, Cloudera and Hortonworks have been independent companies, and they will continue to be operated as such until the completion of the merger. The integration may be complex and time consuming and may require substantial resources and effort. The management of the combined company may face significant challenges in consolidating the operations of Cloudera and Hortonworks, integrating the two companies’ technologies, procedures, and policies, as well as addressing the different corporate cultures of the two

Exhibit 99.1

companies. If the companies are not successfully integrated, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected.
Customer uncertainties related to the merger could adversely affect the businesses, revenues and gross margins of Cloudera, Hortonworks and the combined company.
In response to the announcement of the merger or due to ongoing uncertainty about the merger, customers of Cloudera or Hortonworks may delay or defer purchasing decisions or elect to switch to other suppliers. In particular, prospective customers could be reluctant to purchase the products and services of Cloudera, Hortonworks or the combined company due to uncertainty about the direction of the combined company’s offerings and willingness to support existing products. To the extent that the merger creates uncertainty among those persons and organizations contemplating purchases such that customers delay, defer or change purchases in connection with the planned merger, the revenues of Cloudera, Hortonworks or the combined company would be adversely affected. Customer assurances may be made by Cloudera and Hortonworks to address their customers’ uncertainty about the direction of the combined company’s product and related support offerings, which may result in additional obligations of Cloudera, Hortonworks or the combined company. As a result of any of these actions, quarterly revenues and net earnings of Cloudera, Hortonworks or the combined company could be substantially below expectations of market analysts and a decline in the companies’ respective stock prices could result.
Certain directors and executive officers of Cloudera and Hortonworks have interests in the merger that may be different from, or in addition to, the interests of Cloudera stockholders and Hortonworks stockholders.
Executive officers of Cloudera and Hortonworks negotiated the terms of the merger agreement under the direction of the boards of Cloudera and Hortonworks, respectively. The board of Cloudera approved the merger agreement and unanimously recommended that Cloudera stockholders vote in favor of the Cloudera Common Stock Issuance Proposal, and the board of Hortonworks unanimously approved the merger agreement and the transactions contemplated thereby and unanimously recommended that Hortonworks stockholders vote in favor of the Merger Proposal. These directors and executive officers may have interests in the merger that are different from, or in addition to, or may be deemed to conflict with, yours. These interests include the continued employment of certain executive officers of Cloudera and Hortonworks by Cloudera, the continued positions of certain directors of Cloudera and Hortonworks as directors of the combined company and the indemnification of former Cloudera and Hortonworks directors and officers by the combined company. With respect to Hortonworks directors and executive officers, these interests also include the treatment in the merger of employment agreements, change of control and severance agreements, stock options, restricted stock units, performance stock units and other rights held by these directors and executive officers, including the right to vesting acceleration upon or following a change of control under various equity awards and agreements. Cloudera stockholders should be aware of these interests when they consider the Cloudera board’s recommendation that Cloudera stockholders vote in favor of the Cloudera Common Stock Issuance Proposal,and Hortonworks stockholders should be aware of these interests when they consider the Hortonworks board’s recommendation that they vote in favor of the Merger Proposal. For a discussion of the interests of directors and executive officers in the merger, see “The Merger—Reason for the Merger—Interests of the Directors of Cloudera in the Merger” beginning on page 88 of this joint proxy statement/prospectus, “The Merger—Reason for the Merger—Interests of Directors and Executive Officers of Cloudera in the Merger—Cloudera Executive Compensation Payable in Connection with the Merger” beginning on page 88 of this joint proxy statement/prospectus and “The Merger—Reason for the Merger—Interests of the Directors and Executive Officers of Hortonworks in the Merger” beginning on page 88 of this joint proxy statement/prospectus.
Provisions of the merger agreement may deter alternative business combinations and could negatively impact the stock prices of Cloudera and Hortonworks if the merger agreement is terminated in certain circumstances.
In connection with the execution and delivery of the merger agreement, each of Hortonworks and Cloudera agreed to immediately cease all existing activities, discussions or negotiations with any persons previously conducted with respect to certain acquisition proposals and acquisition transactions relating to Hortonworks and Cloudera. The merger agreement

Exhibit 99.1

prohibits Cloudera and Hortonworks from soliciting, initiating, or knowingly encouraging or facilitating certain acquisition proposals with any third party, subject to exceptions set forth in the merger agreement. The merger agreement does not allow either Hortonworks or Cloudera to terminate the merger agreement in the event that it receives an alternative acquisition proposal. The merger agreement also provides for the payment by Cloudera of a termination fee of $95 million if the merger agreement is terminated in certain circumstances (relating to, amongst other things, certain breaches of Cloudera’s no-shop obligations, failure by the Cloudera board to recommend the merger, and failure by Cloudera to bring the merger before a vote to the stockholders) in connection with a competing third party acquisition proposal for Cloudera and for the payment by Hortonworks of a termination fee of $65 million if the merger agreement is terminated in certain circumstances (relating to, amongst other things, certain breaches of Hortonworks’ no-shop obligations, failure by the Hortonworks board to recommend the merger, and failure by Hortonworks to bring the merger before a vote to the stockholders) in connection with a competing third party acquisition proposal for Hortonworks. See the section entitled “The Merger Agreement—Cloudera and Hortonworks Are Required to Terminate any Existing Discussions with Third Parties and are Prohibited from Soliciting Other Offers” and “The Merger Agreement—Termination; Fees and Expenses” beginning on pages 101 and 110, respectively, of this joint proxy statement/prospectus. These provisions limit Cloudera’s and Hortonworks’ ability to pursue offers from third parties that could result in greater value to Cloudera stockholders or Hortonworks stockholders, as the case may be. The obligation to pay the termination fee also may discourage a third party from pursuing an acquisition proposal. If the merger is terminated and Cloudera or Hortonworks determine to seek another business combination, neither Cloudera nor Hortonworks can assure its stockholders that they will be able to negotiate a transaction with another company on terms comparable to the terms of the merger, or that they will avoid incurrence of any fees associated with the termination of the merger agreement.
In the event the merger is terminated by Cloudera or Hortonworks in circumstances that obligate either party to pay the termination fee to the other party, including where either party terminates the merger agreement because the other party’s board withdraws its support of the merger, Cloudera’s and/or Hortonworks’ stock prices may decline.
Each of Cloudera and Hortonworks is subject to business uncertainties and contractual restrictions while the proposed transactions are pending, which could adversely affect each party’s business and operations.
Due to ongoing uncertainty about the merger, it is possible that some customers, suppliers and other persons with whom Cloudera or Hortonworks has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with Cloudera or Hortonworks, as the case may be, which could negatively affect Cloudera’s or Hortonworks’ respective revenues, as well as the market price of Cloudera’s or Hortonworks’ common stock, regardless of whether the merger is completed.
Under the terms of the merger agreement, each of Cloudera and Hortonworks is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to enter into contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. Such limitations could negatively affect each party’s businesses and operations prior to the completion of the merger.
Cloudera, Hortonworks and, following the completion of the merger, the combined company, must continue to retain, recruit and motivate executives and other key employees, and failure to do so could negatively affect the combined company.
For the merger to be successful, both Cloudera and Hortonworks must continue to retain, recruit and motivate executives and other key employees during the period before the merger is completed. Further, the combined company must be successful at retaining, recruiting and motivating key employees following the completion of the merger in order for the benefits of the transaction to be fully realized. Employees of both Cloudera and Hortonworks may experience uncertainty about their future roles with the combined company until, or even after, strategies with regard to the combined company are announced and executed. The potential distractions related to the merger may adversely affect the ability of Cloudera, Hortonworks and, following completion of the merger, the combined company, to keep executives and other key employees

Exhibit 99.1

focused on business strategies and goals, to address other important personnel matters and to retain them at all. A failure by Cloudera, Hortonworks or, following the completion of the merger, the combined company, to attract, retain and motivate executives and other key employees during the period prior to or after the completion of the merger could have a negative impact on their respective businesses.
The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus may not be indicative of what the combined company’s actual financial position or results of operations would have been.
The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus is presented solely for illustrative purposes and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. This unaudited pro forma condensed combined financial information reflects adjustments that were developed using preliminary estimates based on available information and various assumptions, and may be revised as additional information becomes available. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus.
If the proposed merger is not completed, Cloudera and Hortonworks will have incurred substantial costs that may adversely affect Cloudera’s and Hortonworks’ financial results and operations and the market price of Cloudera and Hortonworks common stock.
If the merger is not completed, the prices of Cloudera common stock and Hortonworks common stock may decline to the extent that the current market prices of Cloudera common stock and Hortonworks common stock reflect a market assumption that the merger will be completed. In addition, Cloudera and Hortonworks have incurred and will incur substantial costs in connection with the proposed merger. These costs are primarily associated with the fees of attorneys, accountants and Cloudera’s and Hortonworks’ financial advisors. In addition, Cloudera and Hortonworks have each diverted significant management resources in an effort to complete the merger and are each subject to restrictions contained in the merger agreement on the conduct of their respective businesses during the pendency of the merger. If the merger is not completed, Cloudera and Hortonworks will have received little or no benefit in respect of such costs incurred. Also, if the merger is not completed under certain circumstances specified in the merger agreement, Cloudera or Hortonworks may be required to pay a termination fee to the other party of $95 million and $65 million, respectively. See the section entitled “The Merger Agreement—Termination; Fees and Expenses” beginning on page 110 of this joint proxy statement/prospectus.
Further, if the merger is not completed, Cloudera and Hortonworks may experience negative reactions from the financial markets and Cloudera’s and Hortonworks’ suppliers, customers and employees. Each of these factors may adversely affect the trading price of Cloudera and/or Hortonworks common stock and Cloudera’s and/or Hortonworks’ financial results and operations.
The merger is subject to the receipt of consents and approvals from governmental entities that may impose conditions that could have an adverse effect on Cloudera or Hortonworks or could cause a termination of the merger agreement prior to completion of the merger.
Completion of the merger is conditioned upon the expiration or termination of the applicable waiting period under the HSR Act.
The reviewing governmental authorities may not permit the merger at all or may impose restrictions or conditions on the merger that may seriously harm the combined company if the merger is completed. These conditions could include a complete or partial license, divestiture, spin-off or the holding separate of assets or businesses. Any delay in the completion of the merger could diminish the anticipated benefits of the merger or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the transaction.

Exhibit 99.1

Cloudera and Hortonworks also may agree to restrictions or conditions imposed by governmental authorities in order to obtain regulatory approval, and these restrictions or conditions could harm the combined company’s operations. No additional stockholder approvals are expected to be required for any decision by Cloudera or Hortonworks, after the special meeting of Hortonworks stockholders and the special meeting of Cloudera stockholders, to agree to any terms and conditions necessary to resolve any regulatory objections to the merger.
In addition, during or after the statutory waiting periods, and even after completion of the merger, governmental authorities could seek to block or challenge the merger as they deem necessary or desirable in the public interest. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws of such jurisdiction challenging or seeking to enjoin the merger, before or after it is completed. Cloudera, Hortonworks or the combined company may not prevail, or may incur significant costs, in defending or settling any action under antitrust laws. See “The Merger Agreement—Conditions to Obligations to Complete the Merger” beginning on page 108 and “The Merger Agreement—Regulatory Filings and Approvals Required to Complete the Merger” beginning on page 114 of this joint proxy statement/prospectus.
Cloudera stockholders and Hortonworks stockholders will not be entitled to appraisal rights in the merger.
Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Under the DGCL, stockholders do not have appraisal rights if the shares of stock they hold, as of the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon a merger, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a) through (c).
Because Cloudera common stock is listed on NYSE, a national securities exchange, and is expected to continue to be so listed on the record date for the Cloudera special meeting, Cloudera stockholders will not be entitled to appraisal rights in the merger with respect to their shares of Cloudera common stock. Similarly, Hortonworks common stock is listed on Nasdaq and is expected to continue to be so listed on the record date for the Hortonworks special meeting. Because holders of Hortonworks common stock will also receive shares of Cloudera common stock in the merger and cash in lieu of fractional shares, holders of Hortonworks common stock will also not be entitled to appraisal rights in the merger with respect to their shares of Hortonworks common stock.

Risk Factors Relating to the Combined Company Following the Completion of the Merger
The merger involves the integration of  Cloudera’s and Hortonworks’ platforms, each of which has operated independently prior to and may continue to operate independently for some time after the closing of the merger, and following the completion of the merger, Cloudera may not be successful at integrating the independent platforms or realizing the anticipated synergies and other expected benefits of the merger.
The merger involves the integration of Cloudera’s and Hortonworks’ platforms, each of which has operated independently prior to, and may continue to operate independently for some time after, the closing of the merger. The combined company expects to benefit from cost synergies due to increased operating efficiencies and leveraging economies of scale.  The combined company expects to achieve such benefits from savings in research and development due to extensive overlap in functionality between the two platforms, and the consolidation and reduction of areas of overlap in operating and other expenses, including consolidation of headquarters and other offices, sales and marketing expenses and the expenses of maintaining two separate public companies.. The combined company will be required to devote significant management attention and resources to the integration of the platforms. The potential difficulties the combined company may encounter in the integration process include, but are not limited to, the following:

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the inability to successfully consolidate Cloudera’s and Hortonworks’ operations in a manner that permits the combined company to achieve the cost savings anticipated to result from the merger, which would result in the anticipated benefits of the merger not being realized in the time-frame currently anticipated or at all;

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the complexities associated with integrating personnel from the two companies who are familiar with each of the respective platforms, including combining independent employee cultures which could impact morale;

•	the complexities of combining two independently operated platforms (and of combining two companies in general with different histories, cultures, geographic footprints and portfolio assets);

•	difficulties or delays in redeploying the capital acquired in connection with the merger into the integration of the independently operated platforms;

•	potential unknown liabilities and unforeseen increased expenses, delays or conditions associated with the merger; and

•	performance shortfalls as a result of the diversion of management’s attention caused by completing the merger and integrating the companies’ operations and platforms.
For all these reasons, you should be aware that it is possible that the integration process could result in the distraction of the combined company’s management, the disruption of the combined company’s ongoing business or inconsistencies in its operations, services, standards, controls, policies and procedures, any of which could adversely affect the combined company’s ability to successfully integrate the independently operated platforms, to achieve the anticipated benefits of the merger, or could otherwise materially and adversely affect its business and financial results.
The market price for shares of the combined company’s common stock may be affected by factors different from those affecting the market price for shares of Cloudera common stock and Hortonworks common stock prior to the completion of the merger.
Although in operating in the market for data management the combined company will generally be subject to the same risks that each of Cloudera and Hortonworks currently face, those risks may affect the results of operations of the combined company differently than they could affect the results of operations of each of Cloudera and Hortonworks as separate companies. Additionally, the results of operations of the combined company may be affected by additional or different factors than those that currently affect the results of operations of Cloudera and Hortonworks, including, but not limited to, complexities associated with managing the larger, more complex, combined business; integrating personnel from the two companies while maintaining focus on providing products and services; and potential performance shortfalls resulting from the diversion of management’s attention caused by integrating the companies’ operations.
For a discussion of the businesses of Cloudera and Hortonworks and of various factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under the section entitled “Where You Can Find More Information” beginning on page 139 of this joint proxy statement/prospectus.
The combined company may not be able to adequately protect or enforce its intellectual property rights, which could harm its competitive position.
The combined company’s success and future revenue growth will depend, in part, on its ability to protect its intellectual property. The combined company will primarily rely on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods, to protect its proprietary technologies and processes. It is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose proprietary technologies and processes, despite efforts by the combined company to protect its proprietary technologies and processes. While the combined company will hold a significant number of patents, there can be no assurances that any additional patents will be issued. Even if new patents are issued, the claims allowed may not be sufficiently broad to protect the combined company’s technology. In addition, any of Cloudera’s or Hortonworks’ existing patents, and any future patents issued to the combined company, may be challenged, invalidated or circumvented. As such, any rights granted under these patents may not provide the combined company with meaningful protection. Cloudera and Hortonworks may not have, and in the future the combined company may not have, foreign patents or pending applications corresponding to its U.S. patents and applications. Even if foreign patents are granted, effective enforcement in foreign countries may not be available. If the combined company’s patents do not adequately protect its technology, competitors may be able to offer products similar to the combined company’s products. The combined company’s competitors may also be able to develop similar technology independently or design around its patents.
Failure to develop, introduce and sell new products or failure to develop and implement new technologies, could adversely impact the financial results of the combined company.
The market for data management, machine learning and analytics platforms is an intensely competitive, quickly changing environment marked by rapid obsolescence of existing products. Success of the combined company will depend on its ability to develop and introduce new products and improvements. The combined company anticipates challenges from current competitors, which in many cases are more established and enjoy greater resources than the combined company, as well as by new entrants into the industry. If the combined company fails to introduce new product designs or technologies in a timely manner or if customers do not successfully introduce new systems or products incorporating products of the combined company, the business, financial condition and results of operations of the combined company could be materially harmed.
The software and technology industry is prone to intellectual property litigation.
As is typical in the software and technology industry, each of Cloudera and Hortonworks is frequently involved in disputes regarding patent and other intellectual property rights. Each of Cloudera and Hortonworks has in the past received, and the combined company may in the future receive, communications from third parties asserting that certain of its products, processes or technologies infringe upon their patent rights, copyrights, trademark rights or other intellectual property rights, and the combined company may also receive claims of potential infringement if it attempts to license intellectual property to others. Defending these claims may be costly and time consuming, and may divert the attention of management and key personnel from other business issues. Claims of intellectual property infringement also might require the combined company to enter into costly royalty or license agreements. The combined company may be unable to obtain royalty or license agreements on acceptable terms. Resolution of whether any of the products or intellectual property of the combined company has infringed on valid rights held by others could adversely affect the results of operations or financial position and may require material changes in production processes and products.
General economic weakness and geopolitical factors may harm the combined company’s operating results and financial condition.
The results of operations of the combined company will be dependent to a large extent upon the global economy. Geopolitical factors such as terrorist activities, armed conflict or global health conditions that adversely affect the global economy may adversely affect the operating results and financial condition of the combined company.